

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Jay Johnson
Chief Financial Officer
LAMAR ADVERTISING CO/NEW
5321 Corporate Blvd.
Baton, Rouge, LA 70808

> **Re: LAMAR ADVERTISING CO/NEW**
> **Form 10-K for the year ended December 31, 2019**
> **Filed February 20, 2020**
> **File No. 001-36756**

Dear Mr. Johnson:

We have reviewed your January 5, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to the comment in our December 23, 2020 letter.

Form 10-K for the year ended December 31, 2019

Item 8. Financial Statements
(2) Revenue, page 58

1. Please address the following with respect to your response to our prior comment:
   - Please provide us with a more detailed description of the design process for all revenue sources. Your discussion should include a description of the involvement of both the customer and the company in the design of the advertisement, and the rights and obligations of each party. In your response, please address how you considered the guidance in ASC Topic 842-10-15-20b.
   - With respect to transit and airport advertising revenues, please clarify for us the nature of the arrangement that permits you to sell advertising space on the identified asset. Tell us whether you own and operate the identified asset, own a billboard

attached to the identified asset or have entered into a contractual arrangement with the owner of the identified asset that allows you to display advertisements. If your ability to sell advertising space on the identified asset is derived from a contractual arrangement, please provide us with a summary of the typical terms of those contracts.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Robert Telewicz, Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michelle Earley